Exhibit 99.1

Tiziana Life Sciences Announces Near- Term Strategic Focus on Intranasal Foralumab for Diseases of the Central Nervous System (CNS)

- Company to host conference call via webcast at 10 am ET -

NEW YORK, November 10, 2022-- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announced a corporate update, including its near-term focus on developing intranasal foralumab for inflammatory diseases of the Central Nervous System (CNS) such as non-active secondary-progressive Multiple Sclerosis (SPMS), Alzheimer’s disease and amyotrophic lateral sclerosis (ALS).

Gabriele Cerrone, Executive Chairman and interim Chief Executive Officer of Tiziana, remarked, “We look forward to leveraging the exciting clinical and preclinical results from our very promising formulation of intranasal foralumab that we have generated so far in CNS-based autoimmune diseases to guide our pipeline investment. Our near-term strategic focus to prioritize resources for the clinical development of this unique therapeutic candidate will allow Tiziana to focus on areas of greatest potential success, be highly efficient in our development timelines and maximize shareholder value while still maintaining optionality for our other research programs, including milciclib in oncology. We aim to become a leading company pioneering intranasal therapies for CNS-based diseases and have sufficient capital to fund our programs until the first quarter of 2024.”

To date, Tiziana’s fully human anti-CD3 monoclonal antibody, foralumab, administered intranasally through Tiziana’s proprietary drug delivery technology, has shown benefit in several different pre-clinical models of CNS-based inflammatory disease. These studies confirmed the uptake of the drug in the cervical lymph nodes of these animal models – an area rich in lymphocytes that is a key site of action to target since it then spurs the production of T-cells and reduces inflammation.

Matthew W. Davis, M.D., RPh, Chief Medical Officer of Tiziana, added, “Tiziana along with our academic partners collectively believe that many inflammatory CNS disease pathologies could benefit from intranasally administered foralumab and, as such, are focusing our efforts in this area due to the positive clinical and pre-clinical findings we’ve seen to date across several CNS inflammatory diseases. We embark on this journey with our partners at Brigham and Women’s Hospital and look forward to studying intranasal foralumab to address a range of underserved inflammatory CNS conditions.”

MS program updates:

Tiziana expects to announce the result of the six-month PET scan on patient EA2 and the nine-month PET scan on patient EA1 also in the first quarter of 2023. Additionally, Tiziana recently announced the completion of enrollment for the first cohort of its intermediate-size patient population (four patients) to continue to evaluate the safety and activity of intranasal foralumab in non-active SPMS patients, as part of its Expanded Access Program (EAP). During the first quarter of 2023, the Company then plans to perform three-month PET scans on patients EA3 through EA6 anticipating the results to be available in Q2 2023.

Separately, in the fourth quarter of 2022, Tiziana expects to request a “Type C” meeting with FDA to discuss its Phase 2 program for evaluating foralumab in non-active SPMS patients and receive feedback from FDA by the end of the first quarter of 2023.

Conference Call Webcast Information

Please register to listen to the conference call via webcast at the following link:

https://edge.media-server.com/mmc/p/tqy9xnrc.

After registering, participants will be able to ask management text-based questions.

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough immunomodulation therapies using transformational drug delivery technologies with a focus on its lead candidate, intranasal foralumab, as a treatment for diseases of the central nervous system (CNS). Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s intranasal foralumab is the only fully human anti-CD3 mAb and has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Hana Malik, Business Development and Investor Relations Manager
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:

Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com

Source: Tiziana Life Sciences Ltd.